791 Park of Commerce Blvd. ♦ Suite 300
Boca Raton, Florida 33487
Office (954) 509-0911 ♦ Fax (877) 895-5647

FILED AS CORRESPONDENCE ON EDGAR

October 3, 2008

James Rosenberg
Senior Assistant Chief Accountant
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christine Allen, Staff Accountant

Re:	Nutra Pharma Corp, Form 10-KSB-A for the Fiscal Year ended December 31, 2007
(File No. 000-32141) - Amendment No. 2

Dear Mr. Rosenberg:

This correspondence is in response to your September 15, 2008 correspondence regarding the above-referenced Form 10-KSB/Amendment No. 2 of Nutra Pharma Corp. (“the Company”).

The Company has filed Amendment No. 2 based on a reassessment of our internal controls over financial reporting, and we concluded that our disclosure controls and procedures for the year ended December 31, 2007 did not prevent incomplete disclosures on a timely basis and that our disclosure controls and procedures were ineffective as of December 31, 2007. As noted in the Explanatory Note to Amendment No. 2, we based our reassessment upon the following: (a) our misinterpretation of the matters addressed in July 21, 2008 comment letter and conducting a reassessment based on the September 15, 2008 Division Comment letter; (b) consultation with our legal counsel; (c) our legal counsel’s conversation with a Division’s Staff Accountant, who provided guidance regarding the matters addressed in the September 15, 2008 comment letter; and (d) our review of: (i) “Internal Control over Financial Reporting - Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”); (ii) Internal Control over Financial Reporting - Guidance for Smaller Public Companies published by COSO; and (iii) various SEC releases and SEC interpretative guidance regarding internal control over financial reporting. As further noted in Amendment No. 2, we have disclosed the following:

“Evaluation of Disclosure Controls and Procedures:

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to insure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed,

791 Park of Commerce Blvd. ♦ Suite 300
Boca Raton, Florida 33487
Office (954) 509-0911 ♦ Fax (877) 895-5647

October 3, 2008
James Rosenberg
Senior Assistant Chief Accountant

summarized and reported within the periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer/Chief Financial Officer, or the persons performing similar functions, to allow timely decisions regarding required disclosure.

Under the supervision and participation of our Chief Executive Officer/Chief Financial Officer, or the persons performing similar functions, our management has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our Chief Executive Officer/Chief Financial Officer, or the persons performing similar functions, concluded that our disclosure controls and procedures were ineffective as of December 31, 2007.

We have taken the following initial steps and will continue to take more steps to strengthen our disclosure controls and procedures, to evaluate and to remedy deficiencies and to test these procedures and controls on an ongoing basis.

1.
We are seeking to hire a Chief Financial Officer, or an employee who will perform the functions of a Chief Financial Officer, who will strengthen the disclosure controls and procedures by implementing procedures that enhance recording, processing, summarizing and reporting within the time periods specified in the Commission’s rules and forms, simplifying certain accounting procedures, arrange for training of our accounting personnel that will be beneficial to strengthening our disclosure controls, expand our documentation of accounting transactions and related reviews, improving the timeliness and quality of financial reports to management, and improving the communications between our accounting/finance department and all sectors of our business;

2.	We will increase our use of outside advisors to improve our quality of disclosure.”

791 Park of Commerce Blvd. ♦ Suite 300
Boca Raton, Florida 33487
Office (954) 509-0911 ♦ Fax (877) 895-5647

October 3, 2008
James Rosenberg
Senior Assistant Chief Accountant

Should you have any questions, please contact our legal counsel, Frederick M. Lehrer of the Law Firm of Hamilton & Lehrer, P.A. at (561) 994-2685.

Sincerely yours,

/s/ Rik J. Deitsch
Rik J. Deitsch
Chief Executive Officer/Chief Financial Officer
Nutra Pharma Corp.